Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (1) 47 44 68 21
Catherine ENCK
Tel. : + 33 (1) 47 44 37 76
Patricia MARIE
Tel. : + 33 (1) 47 44 45 90
Paul FLOREN
Tel. : + 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (1) 47 44 47 49
Bertille ARON
Tel. : + 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : + 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : + 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : + 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : + 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : + 33 (1) 47 44 21 19
Lisa WYLER
Tel. +33 (1) 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Paris, March 26, 2007
Notice Of Appointment
Effective April 16, 2007, Jean-Jacques Mosconi is appointed Vice President Strategic Planning for the Group, succeeding Ian Howat, who is retiring.

Jean-Jacques Mosconi, 49, is a graduate of the Ecole Normale Supérieure de la rue d’Ulm and the Institut d’Etudes Politiques, both in Paris. From 1983 to 1988, he was Research Manager in the Economic Research Department at French utility Electricité de France. He joined Total’s Strategy Department in 1988 and in 1990 was appointed Operations Manager of the Donges refinery. In 1995, Mr. Mosconi was named President of Elf Italy and in 1998 was appointed President, Lubricants. He has been Senior Vice President Strategy, Development and R&D of Refining & Marketing, since January 2002. He has been a member of the Group Management Committee for Total since may 2006.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com